Exhibit 99.1

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766

www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Provides June 2018 Operational Update

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today provided an update regarding development activities on both its legacy acreage and the acreage recently acquired from a JV controlled by Pioneer Natural Resources.

Sundance has completed drilling (“SPUD to TD”) the Harlan Bethune 25H, 26H and 27H three well pad on its recently acquired Live Oak County assets in 33 days. During the course of drilling the Company encountered significant gas kicks and produced condensate to surface. The Patterson 229 rig will be moved to the two well Harlan Bethune 34H and 35H pad in Live Oak County.

Additionally, Sundance is mobilizing the Patterson 589 rig to the two well Justin Toms pad on its recently acquired Atascosa County assets and expects to begin drilling this week.

Sundance completed fracking three of the legacy McMullen County wells it drilled during the first quarter. The Paloma Ranch 7H well had a completed lateral length of 7,690’ and initiated flowback on 2nd June. Production to date has outperformed expectations. Sundance has just drilled out the plugs on the Peeler Ranch 8HC and 9HC wells with completed lateral lengths of 5,642’ and 5,820’ respectively. Initial production of the Peeler Ranch wells is estimated on 16th June.

Sundance intends to mobilize the frac crew to its McMullen County Allen MCM 1HA and 2HA wells in late June, and subsequently to the Harlan Bethune 25H, 26H and 27H three well pad in late July.

For more information, please contact:

United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford where the company has a position of approximately net 56,600 net acres. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.